UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*


                              KESTREL ENERGY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   492545 10 8
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                                 (CUSIP Number)


      S. Lee Terry, Jr., Davis Graham & Stubbs LLP, 1550 17th Street, #500
                         Denver, CO 80202 (303)892-7400
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 26, 2004
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
-------------------------------------------------------------------------------


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Victoria International Petroleum N.L.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         WC
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         WESTERN AUSTRALIA
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            2,006,517
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        2,006,517
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,006,517
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.8%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
------------------------------------------------------------------------------


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Victoria Petroleum N.L.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         WC
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Southern Australia
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            2,006,517
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        2,006,517
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,006,517
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.8%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
------------------------------------------------------------------------------


ITEM 1.     SECURITY AND ISSUER.

            No Par Value Common Stock (the "Shares") of Kestrel Energy, Inc., 1720 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

            The name and address of the principal executive officer of the Company is as follows:

          Name                     Title                     Address
          ----                     -----                     -------
     Timothy L. Hoops        President and CEO     1726 Cole Blvd., Suite 210
                                                   Lakewood, CO 80401

ITEM 2.     IDENTITY AND BACKGROUND.

    (a) Name. (1) Victoria International Petroleum N.L., a wholly owned subsidiary of Victoria Petroleum N.L. ("Victoria International")
            (2) Victoria Petroleum N.L., an Australian public entity ("Victoria Petroleum")

    (b) Business address. (1) 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000
            (2) 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

    (c)     (1) Oil and Gas Exploration and Development
            (2) Holding Company and Oil and Gas Exploration

    (d)     (1) None
            (2) None

    (e)     (1) None
            (2) None

    (f)     Citizenship. (1) Western Australia
                         (2) Southern Australia

DIRECTORS AND OFFICERS OF REPORTING PERSON:

    (a)     Name. Robert J. Pett

    (b) Business address. Victoria Petroleum N.L., 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

    (c) Director of Victoria International and Victoria Petroleum, all at same address

    (d)     None

    (e)     None

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
-------------------------------------------------------------------------------


    (f)     Australian
-------------------------------------------------------------------------------
    (a)     Name. John T. Kopcheff

    (b) Business address. Victoria Petroleum N.L., 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

    (c) Managing Director of Victoria International and Victoria Petroleum at same address

    (d)     None

    (e)     None

    (f)     Australian
-------------------------------------------------------------------------------
    (a)     Name. Timothy L. Hoops

    (b) Business address. Kestrel Energy, Inc., 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401

    (c) Director of Victoria International and Victoria Petroleum N.L. Principal Occupation is President and Chief Executive Officer of Kestrel Energy, Inc.

    (d)     None

    (e)     None

    (f)     US
-------------------------------------------------------------------------------
    (a)     Name. Bernard Wrixon

    (b) Business address. Victoria Petroleum N.L., 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

    (c)     Director of Victoria Petroleum at same address

    (d)     None

    (e)     None

    (f)     British
-------------------------------------------------------------------------------

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
-------------------------------------------------------------------------------

    (a)     Name. Denis Ivan Rakich

    (b) Business address. Victoria Petroleum N.L., 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

    (c) Company Secretary for Victoria International and Victoria Petroleum at same address

    (d)     None

    (e)     None

    (f)     Australian


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On June 26, 2004, Victoria Petroleum purchased 515,000 Shares from Elstree Nominees Pty Ltd, a privately held financial services company incorporated in Australia, at $0.70 per Share. The Shares were acquired with working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Shares were acquired for investment purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

    (a)     2,006,517 Shares of Common Stock (19.8%) beneficially owned.

    (b) Number of Shares as which there is Sole Power to Vote - 2,006,517 Shared Power to Direct the Vote - 0
            Sole Power to Direct the Disposition - 2,006,517
            Shared Power to Direct to the Disposition - 0

    (c)     See Item 3

    (d)     None

    (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
-------------------------------------------------------------------------------


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None

Schedule 13D
CUSIP NO. 492545 10 8                                     KESTREL ENERGY, INC.
-------------------------------------------------------------------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    22 July 2004
                                    -------------------------------------------
                                      Date


                                    VICTORIA INTERNATIONAL PETROLEUM N.L.

                                    /s/Denis I. Rakich
                                    -------------------------------------------
                                      Signature


                                    Denis I. Rakich, Company Secretary
                                    -------------------------------------------
                                      Name/Title




                                    22 July 2004
                                    -------------------------------------------
                                      Date


                                    VICTORIA PETROLEUM N.L.

                                    /s/Denis I. Rakich
                                    -------------------------------------------
                                      Signature


                                    Denis I. Rakich, Company Secretary
                                    -------------------------------------------
                                      Name/Title